

**William Slattery, CFA**
**Vice President**
Listing Qualifications


*Electronic Mail Only*

May 23rd, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


Division of Corporation Finance:

This is to certify that on May 18th, 2018 The Nasdaq Stock Market (the "Exchange") received from Kiniksa Pharmaceuticals, Ltd (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Class A common shares, $0.000273235 par value per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

William Slattery

